Exhibit 99.1

Q&K Announces Changes to Directors and Senior Management and Shareholders

SHANGHAI, China, Jan. 28, 2021 /GLOBE NEWSWIRE/ — Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced changes to its directors and senior management team and its shareholders.

Mr. Guangjie Jin has resigned as chief executive officer, chairman of the board of directors, director, chairman and member of the compensation committee and chairman and member of the nominating and corporate governance committee of the Company, effective January 28, 2021. Ms. Qiong Hong has resigned as a director and member of the nominating and corporate governance committee of the Company, effective January 28, 2021. Mr. Zhaochun Zheng, Ms. Kaiyu Yao, and Mr. Wing Cheung Ryan Law have resigned as directors of the Company, effective January 28, 2021. They resigned for personal reasons and have no disagreement with the Company. The board wishes all the best in their future endeavors and thanks them for their years of service with Q&K.

Mr. Chengcai Qu, Q&K’s director, chief operating officer and vice president, has been appointed as chairman of the board of directors, chief executive officer, chairman and member of the compensation committee and chairman and member of the nominating and corporate governance committee of the Company, effective January 28, 2021.

On January 28, 2021, all outstanding share capital of Yijia Inc., which beneficially owns 180,389,549 class B ordinary shares of the Company, was transferred from an affiliate of Mr. Guangjie Jin to High Gate Investments Ltd. Upon completion of this transfer, High Gate Investments Ltd. beneficially owns 180,389,549 class B ordinary shares of the Company, representing 12.6% of the total outstanding ordinary shares and 59.0% of the aggregating voting power in the Company.

Mr. Chengcai Qu commented, “the COVID-19 pandemic has affected the apartment rental market in China, which posed great challenges to us. However, thanks to our management and employees’ hard work together, support from many of our landlords, tenants, creditors and other business partners, and favorable governmental policies such as tax reliefs, we went through this difficult stage through streamlining the corporate structure, improving the operating efficiency, divesting under-performing assets and exploring new business opportunities. As the COVID-19 pandemic has been under control in China, the apartment rental market and our business have been steadily recovering. In the fiscal year ended September 30, 2020, we completed the acquisition of lease contracts with landlords and tenants and related fixtures, equipment and other assets from another rental service company and its affiliates, which significantly enriched our asset portfolio. As the need for rental apartments is still one of the most inelastic demands in China, we will continue to grow organically and seek more consolidation opportunities through acquiring high quality assets. We believe that our new management team will enhance our ability to execute our strategy and continue to focus on strengthening our business.”

About Q&K

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Q&K’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to expand into new markets; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to achieve or maintain profitability or continue as a going concern in the future; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-10-5900-1548

E-mail: rvanguestaine@ChristensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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